UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2017

Mizuho Financial Group, Inc.

By:	/s/ Koichi Iida
Name:	Koichi Iida
Title:	Managing Executive Officer / Group CFO

March 29, 2017

To whom it may concern

	Company Name:	Mizuho Financial Group, Inc.
	Representative:	Yasuhiro Sato
President & CEO
	Head Office:	1-5-5 Otemachi
Chiyoda-ku, Tokyo
	Code Number:	8411 (TSE 1st Sec.)

Notice regarding Signing of Memorandum of Understanding for the Integration

of Trust Banks Specializing in Asset Administration Services

Sumitomo Mitsui Trust Holdings, Inc. (President: Kunitaro Kitamura), Mizuho Financial Group, Inc. (President and Group CEO: Yasuhiro Sato), Resona Bank, Limited as a subsidiary of Resona Holdings, Inc. (Director, President and Representative Executive Officer: Kazuhiro Higashi), and The Dai-ichi Life Insurance Company, Limited as a subsidiary of Dai-ichi Life Holdings, Inc. (President and Representative Director: Koichiro Watanabe) have executed a memorandum of understanding to commence detailed analysis and negotiations in preparation for the management integration (the “Integration”) of Japan Trustee Services Bank, Ltd. (Representative Director and President: Yasuo Kuwana, “JTSB”) and Trust & Custody Services Bank, Ltd. (President & CEO: Akira Moriwaki, “TCSB”).

The applications to and approvals from domestic and foreign regulatory authorities are conditions precedent to the Integration.

1.	Purpose of the Integration

Since its establishment in 2000, JTSB, operating primarily in trust services (acting as trustee when tasked with re-entrustment from trust banks), has expanded its assets under custody and administration and holds entrusted assets of JPY 244 trillion (as of September 30, 2016).

Since its establishment in 2001, TCSB, in addition to trust services, engages in a wide range of businesses such as comprehensive securities management outsourcing services to life insurers and custody services, and holds assets under custody and administration of JPY 375 trillion (as of September 30, 2016).

The concentration of both companies’ managerial resources and expertise will have the benefit of scale, will realize more stable and higher quality operations, and aims for further growth in the domestic securities settlement market and contribute to the enhancement of the domestic investment chain.

2.	What the Integrated Company Aims to Be

In addition to the integrated company having the benefit of scale by being the largest asset administration service provider in Japan, the integrated company will strengthen operation systems with the application of new technologies, will develop human resources specializing in asset administration services, and will have enhanced operations including securities processing services related to investment trusts and pension trusts and comprehensive securities management outsourcing services. By meeting a wide variety of customer needs, the integrated company will aim to be the top trust bank specializing in asset administration services in Japan.

3.	Integration Structure

For step one of the Integration, an interim holding company will be established as a wholly-owning parent company of JTSB and TCSB, and both companies’ corporate functions will be unified. Following the completion of preparations for integration of system operations, step two will commence, in which the three companies – the interim holding company, JTSB and TCSB – will merge and undergo final management integration.

The applications to and approvals from domestic and foreign regulatory authorities are conditions precedent to the establishment of this Integration Structure.

4.	Integration Schedule

Regarding the Integration, following detailed analysis and negotiations, we aim to execute a final agreement in the latter half of fiscal year 2017. After executing the definitive agreement, we intend to realize the effects of Integration as soon as possible, while taking into consideration the schedule for system construction, for which the acquisition of necessary board of directors resolutions and shareholder meeting resolutions as well as the applications to and approvals from domestic and foreign regulatory authorities are conditions precedent.

We will further discuss the integration structure, and details regarding the integrated company, including the corporate name, the location of the head office, and the prospective representative, and will make announcements once such details have been determined.

Inquires

Corporate Communications Department

TEL: +81-3-5224-2026

[Reference] Summary of Banks Specializing in Asset Administration Services (As of December 31, 2016)

(1) Name	Japan Trustee Services Bank, Ltd. (JTSB)			Trust & Custody Services Bank, Ltd. (TCSB)

(2) Main Office Address	Harumi Island Triton Square Tower Y 8-11, Harumi 1-Chome, Chuo-ku, Tokyo			Harumi Island Triton Square Tower Z 8-12, Harumi 1-Chome, Chuo-ku, Tokyo

(3) Representative	Representative Director and President Yasuo Kuwana			President & CEO Akira Moriwaki

(4) Scope of Operations	Securities processing services, trust services and bank businesses related to asset administration services, and businesses related to Japanese master trusts			Securities processing services, trust services and bank businesses related to asset administration services, and businesses related to Japanese master trusts

(5) Capital Stock	JPY 51 billion			JPY 50 billion

(6) Establishment Date	June 20, 2000			January 22, 2001

(7) Number of Employees	975 (as of September 30, 2016)			653 (as of September 30, 2016)

(8) Shareholding (ratio)	Sumitomo Mitsui Trust Holdings Resona Bank	66.6 33.3	% %	Mizuho Financial Group Dai-ichi Life Insurance Asahi Mutual Life Insurance Meiji Yasuda Life Insurance Japan Post Insurance Fukoku Mutual Life Insurance	54.0 16.0 10.0 9.0 7.0 4.0	% % % % % %

(9) Assets under Custody and Administration	JPY 294 trillion Entrusted assets are JPY 244 trillion (as of September 30, 2016).			JPY 375 trillion Entrusted assets are JPY 135 trillion (as of September 30, 2016).

(10) Recent Earnings (2015 Fiscal Year)	Ordinary Revenue Ordinary Profits Net Profit	JPY 27.8 billion JPY 500 million JPY 300 million		Ordinary Revenue Ordinary Profits Net Profit	JPY 24.5 billion JPY 1.7 billion JPY 1.1 billion